Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB

NEWS RELEASE

FOR RELEASE ON FEBRUARY 19, 2009

UNBRIDLED ENERGY ANNOUNCES NEW DIRECTOR, BERNIE BRAUER

CALGARY-PITTSBURGH · February 19, 2009 · Unbridled Energy Corporation (TSX.V: UNE/Frankfurt: 04U/OTC:UNEFF) (the “Company”) is pleased to announce that Mr. E. Bernard “Bernie” Brauer was elected to its Board of Directors on Febuary 18, 2009.  Mr. Brauer’s experience will be invaluable during Unbridled’s continued growth.

Mr. Brauer is a Petroleum Consultant residing in Corpus Christi, Texas.  During his career, he has held various assignments in engineering, operations, economics, planning, and management in Louisiana, Texas, California and Canada. After 38 years of service, he retired from Unocal Canada Ltd., in October 1998, where he served as President and General Manager, responsible for exploration, production and restructuring of Canadian assets.

Prior assignments include:

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General Manager, California Asset Sale, responsible for the exit sale of Unocal’s California fields;

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Vice-President, Planning and Asset Management responsible for corporate budgeting and strategic planning for Unocal’s upstream assets;

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General Manager, Western Region responsible for California exploration and production activities; as well as

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Regional Operations Manager and Regional Engineering Manager, Western Region; and

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Manager of Planning and Valuation, Gulf Region.

Mr. Brauer was the 2006 President and Member of the Executive Committee and currently serves as Chairman of Council of Past Presidents of The Society of Petroleum Evaluation Engineers(SPEE).  He is a member of the Engineering Advisory Board (EAB), Cockrell School of Engineering, The University of Texas at Austin.  He is a Life Member of The Society of Petroleum Engineers(SPE) and a Registered Professional Engineer in Petroleum Engineering in Texas and Louisiana.

In 2007, he was Vice-President, National Energy for The Society of Independent Professional Earth Scientists (SIPES).  Further, he served on the Steering Committee for the AAPG/SPE International Multidisciplinary Reserves Conference in June 2007, in Washington, D.C.  He holds Bachelor of Science and Master of Science degrees in Petroleum Engineering from The University of Texas.

On behalf of the Board of Directors and management, we would like take this opportunity to welcome Mr. Brauer to the Unbridled team.

About Unbridled

Unbridled Energy is an independent natural gas evaluation and production company specializing in shale gas and tight gas sands (“TGS”) opportunities in two main basins within North America; the eastern US Appalachian Basin and the Western Canadian Sedimentary Basin. The Company is applying a lower risk production enhancement strategy on existing wells, and the latest horizontal drilling and fracing technologies on new wells in well known shale gas and TGS formations in the Appalachian Basin. Importantly, management is also employing a “first mover” approach to large scale shale gas and TGS resource opportunities in the 580,000 square mile Western Canadian Sedimentary Basin. The Company has offices in Pittsburgh, Pennsylvania and Calgary, Alberta.

By Order of the Board of Directors

Unbridled Energy Corporation

Joseph H. Frantz Jr.

President & CEO

For more information, please contact Mr. Brad Holmes, the Company’s Investor Relations Consultant at 1-800-940-6781, or at info@unbridledenergy.com/www.unbridledenergy.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.